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                                                                  Exhibit (a)(7)

            [FORM OF EMAIL MESSAGE FROM WINFRIED A. BURKE TO EMPLOYEES]

Dear Employees:

   On August 6, 2001, we sent you materials related to our stock option exchange program, including the offer to exchange and the related letter of transmittal and notice to withdraw tender. We have attached to this email the revised offer to exchange, the revised letter of transmittal and the revised notice to withdraw tender. Generally, the offer to exchange has been revised as follows:

  1. The revised offer to exchange and revised letter of transmittal state that ViryaNet will grant the new options at the first meeting of our Board of Directors held on or about the first business day which is at least six months and one day following the date on which we cancel the options accepted for exchange. This meeting of the Board of Directors will occur no later than March 15, 2002, unless the offer is extended.

  2. If ViryaNet does not cancel validly tendered options by October 1, 2001, forty business days from the commencement of the offer to exchange, you have the right to withdraw your validly tendered options after October 1, 2001.

  3. ViryaNet will accept for exchange and cancel validly tendered options promptly after September 4, 2001, the expiration date of the offer, rather than as promptly as practicable as previously stated.

  4. The phrase "or with acceptance and cancellation of options tendered for exchange" in the last sentence of the first paragraph of Section 6 of the offer to exchange was deleted.

  5. The word "certain" was changed to "material" in the seventh paragraph of Section 13 of the offer to exchange.

  6. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward looking statements made in connection with this offer. We have deleted the references to these safe harbor provisions in Section 18 of the offer to exchange.

  7. The number "6,967,240" was changed to "6,974,740" in the first sentence of the third full paragraph on page 19.

  8. The number "9,078,590" was changed to "8,999,535" in the second sentence of the third full paragraph on page 19.

  9. The "Total assets" number "22,859" was changed to "27,067" in the Consolidated Balance Sheet Data on page B-2.

   As this email is merely a summary of the revisions to the offer to exchange and the related letter of transmittal and notice to withdraw tender, you should carefully read the attached offer to exchange and the related letter of transmittal and notice to withdraw tender for a complete discussion of the terms and conditions of the offer. If you have already tendered your options pursuant to the terms of the offer to exchange, you do not need to resubmit your letter of transmittal at this time.

   If you have any questions, please contact Albert Gabrielli by email at albert.gabrielli@viryanet.com, or by telephone at (508) 490-8600, or Yohanan Engelhardt by email at yohanan.engelhardt@viryanet.com, or by telephone at
(508) 490-8600.

Thank you,

Winfried A. Burke
President and Chief Executive Officer